Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com December 3, 2021	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK WASHINGTON, D.C. WILMINGTON
VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

RE:	EVe Mobility Acquisition Corp

Registration Statement on Form S-1

Filed November 12, 2021

File No. 333-261053

Ladies and Gentlemen:

This letter sets forth responses of EVe Mobility Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated November 17, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1 filed November 12, 2021

Underwriting
Our Relationships, page 155

1.	Staff’s Comment: We note your disclosure that you are not under any contractual obligation to engage the underwriters to provide services after this offering. Please revise this section for consistency with the Business Combination Marketing Agreement, and compensation payable thereunder, described on the following page.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 155.

U.S. Securities and Exchange Commission

December 1, 2021

Business Combination Marketing Agreement, page 156

2.	Staff’s Comment: Please disclose the material terms of the Business Combination Marketing Agreement including, without limitation, the redemption conditions under which the marketing fee is reduced or eliminated.

Response: The Company acknowledges the Staff’s comment and the marketing fee reduction in connection with redemptions has been removed from the Business Combination Marketing Agreement.

Financial Statements
General, page F-1

3.	Staff’s Comment: Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements in the Registration Statement accordingly.

NOTE 2. Summary Of Significant Accounting Policies

Recent Accounting Standards, page F-12

4.	Staff’s Comments: We note you have disclosed when the recently issued accounting standard is effective but you did not disclose when you expect to adopt ASU 2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the date on which you expect to adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page F-12.

U.S. Securities and Exchange Commission

December 1, 2021

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael Mies

Via E-mail:

cc:	EVe Mobility Acquisition Corp
Scott Painter

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Michael Mies